RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12.1

		Year Ended				Eight Months Ended	Four Months Ended
		1/31/08	1/31/07	1/31/06	1/31/05	1/31/2004	5/31/03
Earnings Definition
Add	(a) Pre-Tax income from continuing operations before minority interest	(130.9)	(70.7)	(263.2)	(16.3)	(23.6)	25.3
	(b) Fixed Charges	68.8	79.6	69.9	44.5	33.4	20.8
	(c) Amortization of capitalized interest	3.8	4.3	4.4	4.0	(16.7)	8.4
	(d) Distributed income of equity investees
	(e) Pre-tax losses of equity investees for charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

	Subtotal	(58.3)	13.2	(188.9)	32.2	(6.9)	54.5

Subtract	(a) Interest Capitalized	4.6	2.6	3.7	—	3.5	6.8
	(b) Preference security dividend requirements of consolidated subs	0.7	0.4	0.8	0.8	0.5	—
	(c) Minority interest in pre-tax income of subs that have not incurred fixed charges	21.0	10.6	7.8	8.5	3.4	1.2

	Subtotal	26.3	13.6	12.3	9.3	7.4	8.0

	Earnings	(84.6)	(0.4)	(201.2)	22.9	(14.3)	46.5
Fixed Charges
	(a) Interest Expensed and Capitalized	63.0	73.5	63.5	38.4	48.6	12.3
	(b) Amortized premiums discounts and capitalized expenses related to indebtedness	3.8	4.3	4.4	4.0	(16.7)	8.4
	(c) Estimate of the interest within rental expense	1.3	1.4	1.2	1.3	1.0	0.1
	(d) Preference security dividend requirements of consolidated subs	0.7	0.4	0.8	0.8	0.5	—

	Total Fixed Charges	68.8	79.6	69.9	44.5	33.4	20.8

Ratio	Ratio of Earnings to Fixed Charges	(1.2)	(0.0)	(2.9)	0.5	(0.4)	2.2
	Deficiency	$153.4	$80.0	$271.1	$21.6	$47.7	$—